424B3
                                                                        33-25499


PROSPECTUS

                         Standard Commercial Corporation
                           DIVIDEND REINVESTMENT PLAN
                                 200,753 Shares
                                  Common Stock
                           (Par Value $.20 per Share)


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


         Standard Commercial Corporation (the "Company") hereby offers to the holders of its Common Stock, par value $.20 per share (the "Common Stock"), the opportunity to participate in the Company's Dividend Reinvestment Plan (the "Plan"). The Plan provides a convenient way for shareholders to reinvest their cash dividends and make optional cash payments to purchase additional shares of Common Stock of the Company. No brokerage commissions, fees or service charges will be paid by participants in the Plan in connection with their purchase of shares under the Plan.

         Each participant in the Plan may obtain additional shares of Common Stock by:

         1. Reinvesting dividends on all shares of Common Stock held by the participant;

         2. Reinvesting dividends on part of the shares of Common Stock held (while continuing to receive cash dividends on the remainder of the shares); or

         3. Making optional cash payments of not less than $25 per payment nor more than $3,000 per quarter, whether or not any of the participant's dividends are being reinvested.


         Dividends will be reinvested for participants in the Plan on the date a cash dividend is paid on the Common Stock. Optional cash payments will be invested monthly, generally on the same date a cash dividend is paid or on the first business day coinciding with or next following the 15th day of a month in which no cash dividend is paid. The purchase price will be the closing price of such shares on the dividend payment date or other monthly purchase date, whichever is applicable (or the preceding day on which such closing price is reported in the event the Common Stock is not traded on such date), as reported by the New York Stock Exchange. On December 11, 1997, the reported last sale price of the Company's Common Stock was $17.94 per share. All dividends on shares credited to a participant's account under the Plan will be automatically applied to the purchase of additional shares on the relevant dividend payment date.

                    RETAIN THIS PROSPECTUS, WHICH SETS FORTH
                   THE TERMS OF THE PLAN AND HOW IT OPERATES.

               The date of this Prospectus is December 12, 1997.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Additional information regarding the Company and the shares of Common Stock offered hereby is contained in the Registration Statement and the exhibits thereto (of which this Prospectus forms a part) which the Company has filed with the SEC under the Securities Act of 1933, as amended (the "1933 Act"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Such reports, proxy statements, Registration Statement and exhibits and other information can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information should be available for inspection at the library of the New York Stock Exchange, Room 401, 20 Broad Street, New York, New York 10005.

         The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web-site is http:\\www.sec.gov.

                                   THE COMPANY

         Standard Commercial is one of the three global independent leaf tobacco merchants serving the large multinational cigarette manufacturers. The Company is also engaged in purchasing, processing and selling various types of wool and is a world leader in the trading of scoured wool.

         The Company's principal office is located at 2201 Miller Road, Wilson, North Carolina 27893, telephone 919-291-5507.

                             DESCRIPTION OF THE PLAN

         The following questions and answers describe the Plan features:

Purpose

         1. What is the purpose of the Plan?

         The purpose of the Plan is to provide holders of record of shares of Common Stock of the Company with a simple and convenient method of investing their cash dividends and optional cash payments to purchase additional shares of Common Stock at the current market value, without payment of any brokerage commission or service charge. Additional shares purchased under the Plan are acquired directly from the Company and will result in the receipt by the Company of additional funds to be added to the Company's working capital to be used for general corporate purposes.

Options

         2. What are the options available to shareholders?

         As a participant in the Plan you may (a) have cash dividends on all shares of Common Stock registered in your name automatically reinvested; (b) have cash dividends on a portion of your shares of Common Stock automatically reinvested; or (c) regardless of whether or not you have elected to have any such dividends automatically reinvested, invest in additional shares of Common Stock by making optional cash payments of not less than $25 per payment nor more than $3,000 per month, not to exceed $3,000 per quarter.



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Advantages

         3. What are the advantages of the Plan?

Participants in the Plan may:

o Reinvest automatically all or part of their regular cash dividends in shares of Common Stock.

o Invest optional cash payments of from $25 to a cumulative $3,000 per month, not to exceed $3,000 per quarter, in shares of Common Stock.

o Full investment of cash dividends and optional cash payments is possible because the Plan permits the purchase of fractional as well as whole shares.

o Avoid charges for brokerage commissions or service fees on all shares purchased through the Plan.

o Avoid cumbersome safekeeping requirements and possible loss, theft or destruction of certificates through free custodial service under the Plan.

o Enjoy the convenience and less expense associated with simplified recordkeeping and regular free reporting provisions of the Plan.

Administration

         4. Who administers the Plan for participants?

         First Union National Bank of North Carolina ("First Union National Bank" or the "Bank") has been designated by the Company as its agent to administer the Plan for participants, maintain records, send regular statements of account to participants and perform other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by the Bank as agent for participants and registered in the name of the Bank or its nominee. The Bank also serves as Transfer Agent for the Common Stock.

         All communications regarding the Plan should be directed to the Bank addressed as follows:

                     First Union Customer Information Center
                     Corporate Trust Client Services NC-1153
                        1525 West W.T. Harris Blvd. - 3C3
                      Charlotte, North Carolina 28288-1153

Participation

         5. Who is eligible to participate?

         All holders of record of shares of Common Stock are eligible to participate in the Plan. In order to be eligible to participate, beneficial owners of shares of Common Stock of the Company whose shares are registered in names other than their own (for example, shares registered in the name of a broker or bank nominee) must become shareholders of record by having those shares transferred into their names.

         6. How does an eligible shareholder participate?

         An eligible shareholder may join the Plan by completing and signing an Authorization Form and returning it to the Bank. A postage-paid envelope is provided for this purpose. Additional Authorization Forms may be obtained at any time by written request to the Bank at the address indicated above. See Question 8, What does the Authorization Form provide?.

         7. When may a shareholder join the Plan?

         An eligible shareholder may join the Plan at any time. Participation commences as follows. If an Authorization Form directing that cash dividends be reinvested is received by the Bank prior to the 5th business day preceding a dividend record date, then participation in the Plan will commence on the date that the related dividend is paid. (Cash dividends on Common Stock, when and if declared, are generally paid in the middle of March, June, September and December and the record date for such dividends has been approximately 10 days prior to the payment date.) For all eligible shareholders electing to reinvest cash dividends, the dividend paid on the date participation commences will not be sent to the shareholder but, instead, will be reinvested under the Plan. For example, if the Company declares a cash dividend on its Common Stock payable on March 15 to holders of record on March 5, the Authorization Form must be received by the Bank prior to the 5th business day preceding

March 5 in order for the dividend paid on March 15 to be reinvested. If the Authorization Form is received on or after the 5th business day preceding March 5, the dividend paid on March 15 will be sent to the shareholder as usual and such shareholder's participation in the Plan will commence on the date the next cash dividend on Common Stock is paid.

         For shareholders electing to participate in the Plan through the investment of optional cash payments, participation may begin at any time; however, optional cash payments must be received five days before the next investment date. Optional cash payments will generally be invested on the same date a cash dividend is paid or on the first business day coinciding with or next following the 15th day of a month in which no cash dividend is paid. For example, optional cash payments received on or before January 10 would generally be invested on the following January 15.

         8. What does the Authorization Form provide?

         The Authorization Form allows a shareholder to indicate how he or she wishes to participate in the Plan. By checking the appropriate box on the Authorization Form, a shareholder may indicate whether he or she wishes to reinvest cash dividends paid on all or a designated number of the shares of Common Stock registered in his or her name or invest optional cash payment.

         9. How may participants change investment options?

          A participant may change his or her investment option at any time by signing a new Authorization Form and returning it to the Bank. A change in investment option will be effective on the dividend payment date if the Authorization Form is received by the Bank prior to the 5th business day preceding the related dividend record date. If the Authorization Form is received by the Bank on or after the 5th business day preceding the related dividend record date, the change will be effective on the dividend payment date for the following quarter.

Costs

         10. Are there any expenses of participation in connection with purchases under the Plan?

         There will be no brokerage commissions or service charges to participants for purchases under the Plan. All costs of administration of the Plan are to be paid by the Company. See Question 20, How does a participant terminate participation in the Plan? and Question 21, May a portion of a participant's Plan shares be sold? for a discussion of payment by participants of brokerage costs and transfer taxes associated with such termination of participation and sale of shares under the Plan.

Purchases

         11. How many shares of Common Stock will be purchased for each participant?

         The number of shares to be purchased for a participant's account under the Plan will depend on the amount of a participant's dividends being reinvested, the amount of optional cash payments and the price of the shares of Common Stock. Each participant's account will be credited with the number of shares, including fractions computed to three decimal places, equal to the total amount to be reinvested or invested, divided by the purchase price per share. THERE IS NO PROVISION IN THE PLAN FOR PARTICIPANTS TO PURCHASE A SPECIFIC NUMBER OF SHARES.

         12. What will be the price of shares of Common Stock purchased under the Plan?

         The price of shares purchased for the account of each participant in the Plan will be the closing price of the Common Stock, as published in The Wall Street Journal composite transactions for companies listed on the New York Stock Exchange, on the investment date of such purchase (or the preceding day on which such closing price is reported in the event that the Common Stock is not traded on the date of such purchase).

         13. What is the source of shares purchased under the Plan?

         It is anticipated that all of the shares purchased under the Plan will be issued out of shares of the Company's authorized but unissued Common Stock reserved for the Plan. However, the Company may, at its discretion, purchase such shares in the open market.

         14. How are optional cash payments made?

         Optional cash payments may be made at any time and in varying amounts of not less than $25 per payment nor more than $3,000 per month, not to exceed $3,000 per quarter. A shareholder may make an optional cash payment when enrolling in the Plan by enclosing a check (made payable to First Union National
Bank) with the Authorization Form. Thereafter, optional cash payments may be made through the use of optional cash payment forms which will be sent to participants by the Bank.

         Optional cash payments will be invested monthly, generally on the same date a cash dividend is paid or on the first business day or the next trading day coinciding with or next following the 15th day of a month in which no dividend is paid. However, only payments received at least five days before the related investment date will be invested on such date. Optional cash payments received less than five days before an investment date will be invested on the following monthly investment date. NO INTEREST WILL BE PAID ON OPTIONAL CASH PAYMENTS. IT IS THEREFORE SUGGESTED THAT ANY OPTIONAL CASH PAYMENT A PARTICIPANT WISHES TO MAKE BE SENT SO AS TO REACH THE BANK AS CLOSE AS POSSIBLE TO FIVE DAYS BEFORE THE MONTHLY INVESTMENT DATE. The same amount of money need not be sent each month, and there is no obligation to make an optional cash payment each month.

         A shareholder may participate through the investment of optional cash payments without the necessity of reinvesting cash dividends by checking the "Optional Cash Payments Only" box on the Authorization form. However, even if the "Optional Cash Payments Only" box is checked, all dividends payable on shares purchased with optional cash payments and retained in the participant's Plan account will be reinvested automatically in additional shares of Common Stock.

Reports to Participants

         15. What kind of reports will be sent to participants in the Plan?

         Shareholders who participate in the Plan through the reinvestment of dividends will be sent quarterly statements of their accounts and shareholders who participate through the investment of optional cash payments will be sent a statement for any month in which an optional cash payment is invested. These statements of account will show any cash dividends and optional cash payments received, the number of shares purchased, the purchase price for the shares, the number of Plan shares held for the participant by the Bank, the number of shares registered in the name of the participant, and an accumulation of the transactions for the current calendar year to date. Statements will be mailed as soon as practicable after each dividend payment or optional cash investment date. THESE STATEMENTS ARE THE PARTICIPANT'S CONTINUING RECORD OF THE COST OF HIS OR HER PURCHASES AND SHOULD BE RETAINED FOR INCOME TAX PURPOSES.

         In addition, each participant will receive the most recent Prospectus constituting the Plan and copies of the same communications sent to every other holder of shares of Common Stock, including the Company's Annual Report, Notice of Annual Meeting and Proxy Statement and income tax information for reporting distributions (including dividends) paid by the Company. See Question 23, What are the federal income tax consequences of participation in the Plan?

Dividends

         16. How are dividends credited to participants' accounts under the Plan?

         On shares of Common Stock for which a participant has directed that dividends be reinvested, cash dividends will automatically be credited to a participant's account and reinvested in additional shares of Common Stock. Cash dividends also will be automatically reinvested on all shares which have been purchased under the Plan and credited to a participant's account; provided, however, that no dividends will be earned on such shares purchased under the Plan until the dividend payment for the first dividend record date which follows the date of purchase of such shares. On shares of Common Stock for which a participant has not directed that dividends be reinvested and on shares owned by shareholders who are not participating in the Plan, cash dividends, as declared, will be received by them in the usual manner.

         Stock dividends or stock splits distributed by the Company on the shares purchased for and credited to the account of a participant under the Plan will be added to the participant's account. Stock dividends or stock splits distributed on shares owned and held outside the Plan by a participant (including shares for which a participant has directed that cash dividends be reinvested) will be mailed directly to such participant. See Question 24, What happens if the Company issues a stock dividend or declares a stock split?

         17. Will participants be credited with dividends on fractions of shares?

         Yes. Account balances will be computed to three decimal places and dividends will be paid on the fractional shares.

Certificates for Shares

         18. Will certificates be issued for shares of Common Stock purchased under the Plan?

         Unless requested by a participant, certificates for shares of Common Stock purchased under the Plan will not be issued. The number of shares credited to a participant's account under the Plan will be shown on his or her statement of account. This service protects against loss, theft or destruction of stock certificates.

         Certificates for any number of whole shares credited to an account under the Plan will be issued upon the written request of a participant. This request should be mailed to First Union Customer Information Center, Corporate Trust Client Services NC-1153, 1525 West W.T. Harris Blvd. - 3C3, Charlotte, NC 28288-1153. The remaining whole shares and fractions of shares, if any, will continue to be credited to the participant's account. A request for issuance of Plan shares, including issuance of all of the shares in a participant's account, will not constitute a termination of participation in the Plan by the participant. Termination may be effected only through the delivery to the Bank of a notice of termination as outlined in Question 20, How does a Participant terminate participation in the Plan?

         Shares held by the Bank for the account of a participant may not be pledged. A participant who wishes to pledge such shares must request that a certificate for such shares be issued in his or her name.

         Certificates will not be issued for fractions of shares under any circumstances.

         19. In whose name will certificates be issued?

         A participant's account under the Plan will be maintained in the name in which his or her shares of Common Stock were registered at the time he or she enrolled in the Plan. Consequently, if and when certificates for shares held under the Plan are issued, such certificates will be issued only in that name. Certificates will be issued for whole shares only.

Termination of Participation

         20. How does a participant terminate participation in the Plan?

         A participant may terminate participation in the Plan at any time by making written notification to the Bank. Such notice should be sent to First Union Customer Information Center, Corporate Trust Client Services NC-1153, 1525 West W.T. Harris Blvd. - 3C3, Charlotte, NC 28288-1153. A participant's notice of termination takes effect when such written notice is received by the Bank; provided, however, if the notice of termination is received on or after the 5th business day preceding the record date for a dividend payment date, that dividend will be reinvested for that participant's account. The account then will be terminated and all subsequent dividends will be paid to the participant. When a participant terminates participation in the Plan, or upon termination of the Plan by the Company, certificates for whole shares credited to a participant's account under the Plan will be issued and a cash payment will be made for any fractional share. However, in the participant's notice of termination of termination of participation in the Plan, the participant may, if desired, direct that all of the shares credited to his or her account in the Plan, whether whole or fractional, be sold. Such sales will be made at market price through an independent brokerage organization within 10 business days after receipt of written instructions from the participant. Any brokerage fees and transfer taxes in connection with effecting such sales will be paid by the withdrawing participant. The proceeds of the sale, net of such expenses, will be sent to the participant by the Bank as soon as practicable.

         Without terminating participation in the Plan, a participant may discontinue the reinvestment of dividends on shares owned and held outside the Plan by notifying the Bank in writing. Notices received by the Bank prior to the 5th business day preceding a dividend record date will be effective to discontinue dividend reinvestments as of the related dividend payment date. dividends on such shares held by the participant outside the Plan will be paid to the participant by check. Dividends on shares held in a participant's Plan account will continue to be reinvested until termination of participation in the Plan by the participant or until the participant requests that all or a portion of such shares be sold or until a participant requests that certificates be issued for all or a portion of such shares.

Sales of Plan Shares

         21. May a portion of a participant's Plan shares be sold?

         Within 10 business days after receipt of written instructions from a participant, the Bank will sell any portion or all of a participant's shares held by the Bank under the Plan. As soon thereafter as is practicable following the sale, the Bank will forward to the participant a check representing the proceeds from the sale of the shares, net of brokerage fees and transfer taxes incurred in effecting such sale. The brokerage fees generally are negotiated for each sale and vary depending on the number of shares sold.

Tax Consequences of Participation

         22. Is the Company required under United States tax laws to withhold any amount of dividends that would otherwise be reinvested under the Plan?

         In general, the Company is required under Section 3406 of the Internal Revenue Code of 1986 (the "Code") to withhold 31% from the amount of dividends paid on the Common Stock of any participant who has (1) failed to furnish a valid taxpayer identification number, (2) failed to properly report interest or dividends, or (3) failed, when required, to certify that said participant is not subject to such withholding.

         Should withholding be required under Code Section 3406 as to any dividends to be reinvested under the Plan, the Bank will notify the participant of such requirement when withholding begins. The amount withheld will be deducted from the amount of the dividend and only the remaining amount will be reinvested.

         Foreign shareholders are subject to withholding tax on their dividends at varying rates depending on their country of domicile. While the withholding rate for nontreaty countries is currently 30% under Code Section 1441, foreign shareholders of countries with which there are valid U.S. tax treaties will be subject to varying lesser rates. Those shareholders who elect to participate in the Plan may reinvest the amount of a dividend remaining after withholding taxes have been deducted. FOREIGN SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISERS FOR SPECIFIC ADVICE REGARDING THE TAX CONSEQUENCES OF THEIR PARTICIPATION.

         The quarterly statement sent to participants will indicate both the amount of tax withheld and the amount reinvested.

         23. What are the federal income tax consequences of participation in the Plan?

         In general, participants in the Plan have the same federal income tax obligations with respect to their dividends as do shareholders who do not participate in the Plan. Cash dividends reinvested by a participant under the Plan will be treated for federal income tax purposes as having been received in cash even though the participant directs that they be used to purchase additional shares under the Plan and does not receive them in cash. Accordingly, the amount of any dividend reinvested through the Plan must be included in the participant's gross income in the year the dividend would have been paid to the participant had the participant not elected to participate in the Plan. The tax basis of shares acquired under the Plan will be equal to their purchase price under the Plan.

         To assist participants in preparing their income tax returns, the Bank is required to inform each participant of the amount of distributions (including dividends) made by the Company and credited to the participant's account for reinvestment under the Plan, as well as the portion of that amount that should be treated as a capital gain. The Bank will provide this information for each calendar year by mailing or otherwise furnishing Form 1099-DIV to each participant on or before January 31 of the following year.

         The federal tax treatment of any transaction involving shares acquired under the Plan, such as a sale or exchange, redemption, stock (or other property) distribution or stock split, generally is the same as the tax treatment of similar transactions involving shares purchased with cash and not acquired under the Plan. For any transaction involving the sale of shares credited to a participant's Plan account, the Bank will provide the participant with a Form 1099-B setting forth information provided to the Internal Revenue Service with respect to the transaction. For purposes of determining whether capital gains (if any) from the disposition of shares acquired under the Plan qualify for mid-term or long-term treatment, the holding period of the shares begins the day after the date on which the shares are purchased for a participant's account under the Plan, as reflected on a participant's statement of account.

         Participants will not realize any taxable income when they receive certificates for Plan shares held in their accounts under the Plan, whether upon termination of participation in the Plan or otherwise. However, participants should note that upon termination of participation they will receive cash payments for any fractional shares credited to their accounts and may realize a gain or loss. The amount of such gain or loss will be the difference between the amount the participant receives for the fractional shares and the participant's tax basis for such shares.

         It is anticipated that shares purchased under the Plan will be issued out of shares of the Company's authorized but unissued Common Stock reserved for the Plan. Should any shares be purchased on the open market, each participant will be required to include in gross income such participant's pro rata share of any brokerage fees paid by the Company pertaining to such purchase.

         SINCE THE FOREGOING DISCUSSION ONLY SUMMARIZES THE GENERAL TAX CONSEQUENCES OF PARTICIPATION, PARTICIPANTS SHOULD CONSULT THEIR TAX ADVISER FOR SPECIFIC TAX ADVICE REGARDING THE CONSEQUENCES OF THEIR PARTICIPATION.

Other Information

         24. What happens if the Company issues a stock dividend or declares a stock split?

         Any stock dividends or stock splits distributed by the Company on the shares purchased for and credited to the account of a participant under the Plan will be added to the participant's account. Stock dividends or stock splits distributed on shares owned and held outside the Plan by a participant (including shares for which a participant has directed that cash dividends be reinvested) will be mailed directly to such participant in the same manner as to shareholders who are not participating in the Plan.

         For example, a participant who owns 100 shares of Common Stock has directed that dividends be reinvested on 50 of those shares. Ten shares have been purchased and credited to the participant's account from the dividends reinvested on the 50 "participating shares." In the event of a declaration of a two-for-one stock split paid in the form of a 100% Common Stock dividend, the participant's shares and dividend reinvestment would be affected as follows: In payment of the stock dividend on the original 100 shares owned by the participant, a share certificate would be received by the participant for an additional 100 shares. Dividends would continue to be reinvested on the 50 "participating shares." In payment of the stock dividend on the 10 shares held in the participant's Plan account, the number of shares credited to the participant's account would be increased by 10 and dividends on all 20 shares would continue to be reinvested.

         25. How will a participant's shares be voted at meetings of shareholders?

         All shares credited to a participant's account under the Plan will be voted as the participant directs. If on the record date for a meeting of shareholders there are shares of Common Stock credited to the account of a participant in the Plan, such participant will be sent the proxy material being sent to all holders of Common Stock for that meeting.

         If such participant returns an executed proxy in the usual way, it will be voted with respect to all shares credited to the account of such participant (including any fraction), as well as all shares registered in his or her name. Such participant may vote all of such shares in person if he or she attends the meeting. If the proxy is not returned properly filled out and executed in the usual way, the shares held for the account of such participant in the Plan will not be voted.

         26. What is the responsibility of the Company under the Plan?

         The Company or the Bank in administering the Plan will not be liable for any acts in good faith or for any omission to act in good faith, including without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death or adjudicated incompetency prior to receipt of notice in writing of such death or adjudicated incompetency.


         THE PARTICIPANT SHOULD RECOGNIZE THAT NEITHER THE COMPANY NOR THE BANK CAN ASSURE A PROFIT OR PROTECT AGAINST A LOSS ON THE SHARES PURCHASED BY A PARTICIPANT IN THE PLAN.

         27. May the Plan be changed or discontinued?

         The Company reserves the right to suspend, modify or terminate the Plan at any time. Notice of such suspension, modification or termination will be sent to all participants.

                                 USE OF PROCEEDS

         The proceeds to be received by the Company from the sale of shares of Common Stock pursuant to the Plan will be added to the Company's working capital to be used for general corporate purposes. The Company has no basis for estimating either the number of shares of Common Stock that ultimately will be sold pursuant to the Plan or the prices at which such shares will be sold.

                                 INDEMNIFICATION

         Directors and officers of the Company are entitled to indemnification as expressly permitted by the provisions of the North Carolina Business Corporation Act and the Company's Articles of Incorporation and Bylaws. The Company has purchased a standard liability insurance policy, which, subject to the limitations set forth in the policy, indemnifies its directors and officers for damages that they become legally obligated to pay as a result of any negligent act, error or omission committed while acting in their official capacity. As permitted by the North Carolina Business Corporation Act, the Company has entered into agreements with its officers and directors indemnifying them against any uninsured liability and litigation expense arising out of their status or activity as directors or officers to the extent permitted by law. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.


                                  LEGAL OPINION

         The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Miller, Singer, Raives & Brandes, P.C., New York, New York.


                                     EXPERTS

         The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche, independent public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.


                                 INCORPORATION
                                  BY REFERENCE

         The following documents filed by the Company with the SEC under the 1934 Act (File No. 1-9875) are incorporated in this Prospectus by reference as of their respective dates of filing and shall be deemed to be a part hereof: the Annual Report on Form 10-K for the year ended March 31, 1997; definitive proxy solicitation materials dated June 25, 1997; Quarterly Report on Form 10-Q for the quarters ended June 30, 1997 and September 30, 1997; Current Reports on Form 8-K filed July 10 and August 4, 1997; and the description of the Company's Common Stock contained in Registration Statement on Form 8-A dated March 15, 1988.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed documents which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the information incorporated by reference in this Prospectus, other than exhibits to such information unless they are specifically incorporated by reference into such information. Requests for such copies should be directed to Corporate Secretary, Standard Commercial Corporation, P.O. Box 450, Wilson, NC 27894-0450 (Telephone 919-291-5507).

                       THIS PAGE INTENTIONALLY LEFT BLANK.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained or incorporated in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which such person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                -----------------

                                    CONTENTS

The Company
Description of the Plan................... 2
   Purpose................................ 2
   Options................................ 2
   Advantages............................. 3
   Administration......................... 3
   Participation.......................... 3
   Costs.................................. 4
   Purchases.............................. 4
   Reports to Participants................ 5
   Dividends.............................. 6
   Certificates for Shares................ 6
   Termination of Participation........... 7
   Sales of Plan Shares................... 7
   Tax Consequences of Participation...... 7
   Other Information...................... 9
Use of Proceeds........................... 9
Indemnification...........................10
Legal Opinion.............................10
Experts...................................10
Incorporation
   By Reference...........................10




                                    Standard
                                   Commercial
                                   Corporation

                           DIVIDEND REINVESTMENT PLAN

                                 200,753 Shares
                                  Common Stock
                                ($.20 Par Value)


                                    .........
                                   PROSPECTUS
                                    .........


                                 December 12, 1997